Exhibit 1

TSX: CCO
NYSE: CCJ
website: cameco.com
currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Promotes Ken Seitz to Senior Vice-President, Marketing and
Business Development
Saskatoon, Saskatchewan, Canada, October 15, 2010 . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) today announced the appointment of Ken Seitz as senior vice-president, marketing and business development, effective January 1, 2011.
“Cameco is positioned as a leader in the nuclear industry. Ken’s appointment ensures the company continues to have a strong management team focused on our long term goal for safe, clean, reliable, and cost-effective doubling of uranium production by 2018,” said Jerry Grandey, Cameco’s chief executive officer.
Seitz was appointed vice-president, marketing strategy and administration in 2009. Prior to that he had held increasingly senior roles within the corporate development team from manager through vice-president. Seitz also served as an engineer within the operations group, working on the launch of the McArthur River project. In addition, he brings corporate development experience from his years with Encana in Calgary.
In his new role, Seitz will be responsible for development and oversee implementation of Cameco’s strategies for marketing, exploration and new business development.
Seitz replaces George Assie, who is retiring at the end of 2010. Assie has served as senior vice-president, marketing and business development since 2003. Assie was promoted to vice-president, marketing in 1998 and previously held increasingly responsible positions with Cameco and its predecessor companies since 1981.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Rob Gereghty	(306) 956-6190

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